60 Degrees Pharmaceuticals, Inc.

1025 Connecticut Avenue NW, Suite 1000

Washington, DC 20036

January 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Attorney

Re: 60 Degrees Pharmaceuticals, Inc.

Registration Statement on Form S-1

Initially Filed January 22, 2024

File No. 333-276641

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 22, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 24, 2024 at 5:00pm Eastern Time, which was subsequently changed to Thursday, January 25, 2024 at 5:30pm Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

By:	/s/ Geoffrey S. Dow
Name: Geoffrey S. Dow
Title: Chief Executive Officer

cc: Philip Magri, Sichenzia Ross Ference Carmel LLP